Exhibit 99.2

FOR IMMEDIATE RELEASE
Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
 ir@nice.com

NICE Actimize Fraud and Cybercrime Solutions Protect More
Than 150M U.S. Digital Banking Customers

Sophisticated analytics shield customers against fraud
and cyber-attacks in their online and mobile banking interactions

New York, December 3, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance solutions for the financial services industry, has achieved a major milestone this year — its Fraud & Cybercrime Management solutions now protect more than 150M digital banking customers in the United States across its top five clients.

“NICE Actimize is one of the market leaders in terms of the number of digital banking customers and transactions it guards within the United States,” according to Erez Zohar, Global Vice President & General Manager, Fraud & Cybercrime Management Solutions. “We are proud of our industry-leading solutions that work hard to stop cyber-criminals before they gain access to bank accounts.”

Consumers continue to flock to digital banking, according to an American Bankers Association survey conducted in the U.S. this summer. Mobile banking is now preferred by 12 percent of consumers — up from 3 percent just five years ago. Meanwhile one-third of respondents (32 percent) said online banking is the method they use most often to manage their bank accounts.

“With the continued rise of online and mobile banking fraud and cyber-attacks, consumers are understandably fearful of fraudsters who exploit vulnerabilities created within the evolving digital banking environment,” said Zohar. “We help financial institutions protect their customers by connecting the dots between fraud and cybercrime data for a holistic view of threats.”

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Zohar, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.